Filed by Community Bankers Acquisition Corp.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: TransCommunity Financial Corporation
Commission File No.: 333-148675

The following is a letter that was mailed to TransCommunity Financial Corporation shareholders on April 2, 2008.

TRANSCOMMUNITY FINANCIAL CORPORATION

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
To Be Held On April 28, 2008

To the Shareholders of TransCommunity Financial Corporation:

We have learned that our mailing of the joint proxy statement/prospectus dated March 25, 2008 to you was not completed until March 31, 2008. In order to allow all of our shareholders sufficient time to review the materials and to submit their proxy cards and/or attend our special meeting, we have set a new date for the special meeting of shareholders of Monday, April 28, 2008 at 10:00 a.m. local time. The special meeting will still be held at The Place at Innsbrook, 4036-C Cox Road, Glen Allen, Virginia 23060.

At this special meeting, shareholders of record as of March 25, 2008 will still be asked to consider and vote upon the following:

1.	a proposal to approve the Agreement and Plan of Merger, dated as of September 5, 2007, by and between Community Bankers Acquisition Corp. and TransCommunity Financial Corporation, pursuant to which TransCommunity Financial Corporation will merge with and into Community Bankers Acquisition Corp., as more particularly described in the joint proxy statement/prospectus previously sent to you; and

2.	a proposal to authorize the board of directors to adjourn the special meeting to allow time for further solicitation of proxies, in the event there are insufficient votes represented in person or by proxy at the special meeting to approve the merger proposal.

You will continue to have the right to assert appraisal rights with respect to the merger and demand in writing that Community Bankers pay the fair value of your shares of TransCommunity common stock under applicable provisions of Virginia law. In order to exercise and perfect appraisal rights, generally you must:

•	not vote any shares owned by you in favor of the merger;

•	deliver written notice of your intent to demand payment for your shares to TransCommunity before the vote is taken on the merger at the special meeting;

•	complete, sign and return the form to be sent to you pursuant to Section 13.1-734 of the Virginia Stock Corporation Act; and

•	if you hold certificated shares, deposit your TransCommunity common stock certificates in accordance with the instructions in the form.

A copy of the applicable Virginia statutory provisions is included in the joint proxy statement/prospectus as Appendix C, and a more detailed description of the procedures to demand and perfect appraisal rights is included in the section entitled “The Merger — Appraisal Rights of TransCommunity Stockholders” beginning on page 95.

If you have not already done so, please complete, date, sign and return the proxy card that was enclosed with the joint proxy statement/prospectus as promptly as possible whether or not you plan on attending the special meeting in person. Any TransCommunity shareholder may revoke his or her proxy by following the instructions in the joint proxy statement/prospectus at any time before the proxy has been voted at the special meeting. Even if you have given your proxy, you may still vote in person if you attend the special meeting. Please do not send any stock certificates to TransCommunity at this time.

We encourage you to vote on this very important matter, and our Board of Directors unanimously recommends that you vote “FOR” the proposals above.

By Order of the Board of Directors,

Bruce B. Nolte
President and Chief Executive Officer
April 2, 2008

Please also see the Important Information on the back of this Notice.

Additional Information about the Merger and Where to Find It

In connection with the proposed merger, Community Bankers has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 to register the shares of Community Bankers common stock to be issued to the shareholders of TransCommunity upon consummation of the merger. Community Bankers has also filed with the SEC the joint proxy statement/prospectus, which has been sent to the shareholders of TransCommunity.

WE URGE YOU TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT TRANSCOMMUNITY, COMMUNITY BANKERS AND THE PROPOSED MERGER. You may obtain free copies of these documents through the SEC website at http://www.sec.gov, by directing a request by telephone or mail to: TransCommunity Financial Corporation, 4235 Innslake Drive, Glen Allen, Virginia 23060, Attention: Investor Relations (telephone: (804) 934-9999), or accessing TransCommunity’s website at http://www.TCFCorp.com under “Investor Relations.” Free copies of the joint proxy statement/prospectus also may be obtained by directing a request by telephone or mail to: Community Bankers Acquisition Corp., 9912 Georgetown Pike, Suite D203, Great Falls, Virginia 22066, Attention: Investor Relations (telephone: (703) 759-0751). The information on TransCommunity’s website is not, and shall not be deemed to be, a part of this notice or incorporated in filings either TransCommunity or Community Bankers makes with the SEC.